THE LAW OFFICE OF JILLIAN SIDOTI



38730 Sky Canyon Drive
Suite A
Murrieta, CA 92596
(323) 799-1342
www.jilliansidoti.com

August 8, 2013

Filer Desk
Mail Stop 3040
U.S. Securities and Exchange Commission
100 F. Street N.E.
Washington, D.C. 20549



Re: REIA Investments, LLC
Offering Statement on Form 1-A
Filed February 4, 2013
File No. 024-10341

Dear Mr. Dang,

<u>Our Strengths and relationships with Real Estate Investment Associations, page 27</u>

1. We note your response to comment 6 that "National REIA has agreed to promote, informally, the offerings that the Company may have to all member associations and to tens of thousands of individual investors. In exchange, REIA Investments, LLC will become a business partner with National REIA...." If the reference to "offerings" refers to the offering of your securities and your potential properties, please clarify why National REIA's participation does not make it an underwriter in this offering. Additionally, please further revise your disclosure to refer to the National REIA in the third person.

   We intend on using parts of our proceeds for marketing and therefore, we will sponsor National REIA. At National REIA events, we intend on setting up a booth to advertise our services, properties, and securities. In no way will National REIA be compensated for the sale of our securities, but instead, will receive fees from our sponsorship. We will be reliant on their continued cooperation and allowing us to be a sponsor of their events.

Capitalization, page 34

2. Please tell us, and clarify in the Notes to Financial Statements, the nature of the $750
    owed as of March 31, 2013. If this represents accounts payable incurred in the ordinary
    course of operations, please remove from the capitalization table. If this
    represents shortterm debt, please parenthetically disclose the associated
    interest rate in the capitalization table, and include a discussion of the terms of
    the debt in the Notes to Financial Statements.

    

    This has since been paid off and is corrected to read as $0.

3. Please revise to exclude the additional common units your manager intends to
    purchase unless these units have actually been purchased or their purchase will
    occur contemporaneously with, and as a result of, the offering.

    The Manager has invested an additional $20,000. This has been clarified
    throughout.

4. Please revise the reported Retained Earnings/(Deficit) amount to agree to your
    March 31, 2013 balance sheet. Please also revise the amounts to be outstanding
    after the offering to agree to the amount outstanding as of the latest balance
    sheet date or tell us why you believe the amount of Retained Earnings/(Deficit)
    will change as a result of the offering.

    This has been revised.

Plan of Distribution, page 37

5. We note your response to comment 9 where you state that "education on real
    estate and real estate related investments is not a prerequisite to REIA
    membership." As such, please delete this sentence, "[T]his requirement is to
    assure that prospective investors are somewhat educated on real estate and real
    estate related investments prior to investing."

    Removed.

6. Please fill in the blanks for the disclosure related to your escrow arrangement.

    We have filled this information in.

7. You use the term "prospectus" in this section. Please note that this offering
    statement does not include a prospectus. As such, please revise to eliminate any
    references to a prospectus throughout this document.

We have eliminated any references to the term prospectus.

8. Please tell us how you will update prospective investors of material and/or
    fundamental changes to your operations after the qualification of this offering
    statement.

    Quarterly, the Manager will report to the Members of the Company and will supplement this
    Offering with material and/or fundamental changes to our operations. We will also provide updated
    financial statements to all Members and prospective Members.

Summary of Operating Agreement, page 45

9. You refer to your securities as "preferred units." Please revise this section to
    clarify if the units have a liquidation preference.

    We have added this to this summary as well as the Operating Agreement:

Distribution at Liquidation
In the event of distributions at liquidation, the proceeds from all liquidation activities will first go to pay any
indebtedness on the property involved in the Capital Transaction, then will be distributed as follows:

1. First, to the Preferred Members, regardless of Class, return of their Capital Account, prorated with
    the numerator being the Preferred Member's individual Capital Account balance and the
    denominator being the sum of all Preferred Members' Capital Account balances until all Preferred
    Members' Capital Account balances are zero.
2. Second, so long as the Preferred Members have received 100% of their Capital Account, an amount
    equal to 100% of that portion of the Manager's capital account balance.
3. Third, to the Preferred Members holding Class A, Class B, and Class C Units, in accordance with
    their Percentage Interests prior to the liquidation, until the Preferred Members have received total
    distributions equal to their designated Class Preferred Return per annum return on their aggregate
    Capital Contributions.
4. Fourth, to the Manager, in an amount equal to all remaining proceeds from the liquidation.

Cash Distributions, page 46

10. Where you do not have enough "cash available from operations" to support a
    7% annualized return to Class A Preferred members, please revise to explain
    the weighting that will be applied in paying out distributions.

    We added a subsection a to read:

    a. If Cash Available for Distributions do not permit returns in 1 above, then returns shall
        be provided on a pro rata basis whereby each Member will be reduced at the same
        ratio. For example, if there is only enough in distributions to permit the Class A
        Preferred Members to receive a 6% Preferred Return, this will be a reduction of 14%.
        Therefore, Class B Members will be reduced by 14%, and Class C Members will be
        reduced by 14%. Any remaining cash will be held by the Company until such time
        where Cash Available for Distributions allows the Company to meet its obligations

under 1 above. Until all Members receive their full distribution they are entitled to under 1 above, no other distributions under this Section shall be made.

Accounting and Reports, page 47

11. Please clarify if your reports will disclose the capital account balance for each member.

    We did not intend on disclosing to other Members the Capital Account balances to other Members unless requested with cause by a Member.

Withdrawal from Fund, page 48

12. You disclose that the capital account amount is the "amount… paid in cash… less any withdrawals." Please revise to reconcile this with your disclosure that the capital account is adjusted for income/losses and distributions.

13. Please disclose the time frame your manager is required to act on a withdrawal request.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 46

Liquidity and Capital Resources, page 46

14. Please revise the disclosure that states your only cost thus far has been legal fees. As previously noted, it appears that you have also incurred rents, accounting fees, office expense and advertising expense in addition to legal fees.

    We have updated it to read as follows:

    We currently have $24,876.84 in cash and our costs thus far has been legal fees, rent, accounting fees, advertising expenses, and general business expenses.

Exhibits

15. Please file an updated consent from your auditor.

    This has been filed.

Exhibit 5. Opinion re Legality

16. We note your response to comment 17 of our comment letter dated June 4, 2013. Please revise to relocate counsel's opinion that "the preferred units will,

when sold, be legally issued, fully paid and non-assessable" to the paragraph that contains the other opinions.

This has been moved.

Please note that we have also updated the distributions to Members throughout. The Members will receive 25% of the remaining distributions from any transaction (see Summary of Operating Agreement) in addition to their Preferred Returns.

The Company acknowledges that:

- the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Company may not assert the Commission's action of declaring the filing effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Further,

(i) The Company acknowledges that in connection with the comments made by the staff of the Commission on the Form 1-A, the staff has not passed generally on the accuracy or adequacy of the disclosure made in the Form 1-A;

(ii) The Company acknowledges that the acceleration of the effectiveness of its Form 1-A does not relieve the Company of its responsibility for adequate and accurate disclosure in the Form 1-A; and

(iii) The Company represents that it will not assert as a defense in an action by the Commission or any other party the fact that the effectiveness of its Form 1-A was accelerated by the Commission.

If you have any questions or need any additional information to grant qualification, please advise.

Sincerely,



Jillian Ivey Sidoti, Esq.